UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K/A

                                 Amendment No. 1


[x] Annual Report Pursuant to Section 15(D) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2005
                          -----------------

                                       OR

[] Transition Report Pursuant to Section 15(D) of the Securities Exchange Act of 1934

For the transition period from  ____________  to  ____________.

Commission File Number:  1-10709
                         -------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          PS 401(k) PROFIT SHARING PLAN
                               701 Western Avenue
                             Glendale, CA 91201-2349

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              PS BUSINESS PARKS, INC.
                               701 Western Avenue
                             Glendale, CA 91201-2349







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                                EXPLANATORY NOTE

We are filing this Amendment No. 1 (the "Amendment") to our Form 11-K for the fiscal year ended December 31, 2005 (the "2005 11-K") to correct an error by the Registrant with respect to the date provided on the Report of Independent Registered Public Accounting Firm - 2004 signed by Link, Murrel & Company (the "Report"), which should have been May 25, 2005.

For purposes of this Form 11-K/A, the corrected Report follows and replaces the Report originally filed in its entirety. No other information contained in the original filing is amended hereby, and this Amendment does not reflect events occurring after June 29, 2006, the date of the original filing, or modify or update any other disclosures in the original 2005 11-K.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Administrative Committee
PS 401(k) Profit Sharing Plan
Glendale, California

We have audited the accompanying statement of net assets available for benefits of PS 401(k) Profit Sharing Plan (the "Plan") as of December 31, 2004. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004, in conformity with U.S. generally accepted accounting principles.



/s/ Link, Murrel & Co.
----------------------
Irvine, California

May 25, 2005

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              PS 401(k) PROFIT SHARING PLAN

Date: January 12, 2007

                              By: /s/ Candace Krol
                                  ----------------
                                  Candace Krol
                                  Chairman, Administrative Committee